INTERIM FINANCIAL STATEMENTS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	LEVEL 3, 40 JOHNSTON ST
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 495 0888

ISSUER FACSIMILE NUMBER:	(644) 495 0889

CONTACT NAME AND POSITION:	RICHARD WEBBER, CEO

CONTACT TELEPHONE NUMBER:	(644) 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	June 30, 2006

DATE OF REPORT:	July 31, 2006

CERTIFICATE

THE COMPANY’S AUDITORS HAVE NOT REVIEWED OR BEEN INVOLVED IN THE PREPARATION OF THESE FINANCIAL STATEMENTS. THIS DISCLOSURE HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“D Newman”	David Newman	July 31 2006
DIRECTOR	FULL NAME	DATE SIGNED

“R Webber”	Richard Webber	July 31 2006
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

As at	June 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
	$	$

Assets

Current
Cash and cash equivalents	8,962,878	15,339,906
Accounts receivable (Note 4)	753,821	746,165
Inventory	609,368	474,777
Prepaid expenses and deposits	220,677	217,910
	10,546,744	16,778,758
Non-current
Investments	83,612	83,612
Plant and equipment (Note 5)	1,203,904	540,004
Oil and gas properties	15,674,663	10,804,688
	16,989,179	11,428,304

Total Assets	27,535,923	28,207,062

Liabilities

Current
Accounts payable and accrued liabilities	2,860,353	1,941,606

Non-current
Prepaid gas revenue	1,098,846	1,255,796
Asset retirement obligation	307,376	337,075
	1,406,222	1,592,871

Total Liabilities	4,266,575	3,534,477

Stockholders’ Equity
Common stock without par value (Note 8);
unlimited number of shares authorized;
Issued and outstanding: 22,744,787 shares	43,603,510	43,499,296
Contributed surplus	1,280,446	1,023,967
Accumulated deficit	(21,614,609)	(19,850,678)

Total Stockholders’ Equity	23,269,348	24,672,585

Total Liabilities and Stockholders’ Equity	27,535,923	28,207,062

Related Party Transactions (Note 6)
Commitments and Contingencies (Note 7)
Subsequent Events (Note 12)

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2006	2005	2006	2005

Production Income:
Oil and gas sales (Note 3)	1,650	392,032	22,537	737,635
Royalties	(432)	(19,070)	(1,128)	(36,169)

Net Production Income	1,218	372,962	21,409	701,466

Expenses
General and administrative	(966,052)	(842,332)	(1,695,674)	(1,278,168)
Stock compensation expense	(146,155)	(19,691)	(262,777)	(29,570)
Accretion expense	(13,286)	-	(13,286)	-
Foreign exchange gain/(loss)	690,055	(43,421)	(613,575)	(135,553)
Production costs (Note 3)	(4,230)	(172,378)	(22,191)	(402,467)
Depletion	6,703	(38,351)	-	(38,351)
Amortisation	(27,201)	(10,121)	(43,486)	(20,382)
Interest expense	(69)	-	(184)	-
Impairment of oil and gas properties	-	(402,566)	-	(840,829)

Total Expenses	(460,235)	(1,528,860)	(2,651,173)	(2,745,320)

Net loss for period before other income	(459,017)	(1,155,898)	(2,629,764)	(2,043,854)

Other Income
Interest income	127,595	89,669	264,859	211,294
Joint venture recoveries	310,293	208,670	600,974	568,102

Total Other Income	437,888	298,339	865,833	779,396

Net loss for the period	(21,129)	(857,559)	(1,763,931)	(1,264,458)

Deficit, beginning of period	(21,593,480)	(17,451,893)	(19,850,678)	(17,044,994)

Deficit, end of period	(21,614,609)	(18,309,452)	(21,614,609)	(18,309,452)

Basic loss per share (Note 9)	$(0.00)	$(0.05)	$(0.08)	$(0.07)

Diluted loss per share (Note 9)	$(0.00)	$(0.05)	$(0.08)	$(0.07)

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Common Stock				Total
	Number of		Contributed	Accumulated	Stockholders’
	shares	$	Surplus	Deficit	Equity

Balance at December 31, 2005	22,666,453	43,499,296	1,023,967	(19,850,678)	24,672,585

Exercise of share purchase options
(Note 8a)	78,334	104,215	(6,298)		97,918
Stock option compensation
(Note 8b)			262,777		262,777
Net loss for the period				(1,763,931)	(1,763,931)

Balance at June 30, 2006	22,744,787	43,603,510	1,280,446	(21,614,609)	23,269,348

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30	June 30	June 30	June 30
	2006	2005	2006	2005

Operating Activities
Net loss for the period	(21,129)	(857,559)	(1,763,931)	(1,264,458)
Adjustments to reconcile net loss to cash
applied to operating activities:
Depletion	-	38,351	-	38,351
Amortisation	24,794	10,121	41,079	20,382
Stock option compensation	146,155	19,691	262,777	29,570
Write-off of oil and gas properties	-	402,566	-	840,829
Unrealized foreign exchange loss	(33,173)	(13,137)	(232,942)	(35,216)
Changes in non-cash working capital	602,130	165,641	(198,835)	44,920
	718,777	(234,326)	(1,891,852)	(325,622)

Financing Activities
Share issues	4,167	112,500	97,918	1,228,675
	4,167	112,500	97,918	1,228,675

Investing Activities

Purchase of property and equipment	(715,977)	(33,244)	(731,979)	(50,355)
Oil and gas properties	(3,337,522)	(1,488,822)	(4,869,974)	(3,440,942)
Changes in non-cash working capital	597,758	-	942,869	-
	(3,455,741)	(1,302,412)	(4,659,084)	(3,491,297)

Net decrease in cash during the period	(2,732,796)	(1,643,892)	(6,453,019)	(2,588,244)
Effect of exchange rate fluctuations on cash
and short term deposits	10,715	-	75,992	-

Cash and cash equivalents - beginning of period	11,684,959	10,579,374	15,339,906	11,523,726
Cash and cash equivalents - end of period	8,962,878	8,935,482	8,962,878	8,935,482

Supplemental Cash Flow Information

Interest paid	69	-	184	-

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

June 30, 2006

NOTE 1 - NATURE OF OPERATIONS

The Company is incorporated in the Yukon Territory under the Business Corporations Act (Yukon). On December 31, 2003 the Company changed its name from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd.

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company is primarily engaged in the acquisition, exploration, appraisal and development of oil and gas properties in New Zealand and Papua New Guinea. The Company has recognised proved developed and undeveloped reserves in respect to its interest in the Cheal field (PEP38738-01). The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

NOTE 2 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as at June 30, 2006 and December 31, 2005 and the Company’s consolidated interim results of operations and cash flows for the six month periods ended June 30, 2005 and 2006. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions of the British Columbia Securities Commission National Instrument 51-102 as they relate to interim financial statements. The Company’s interim financial statements do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, the Company’s interim financial statements should be read in conjunction with the Company’s annual audited financial statements dated December 31, 2005. The results of the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the full year.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

June 30, 2006

NOTE 3 – REVENUE

Paragraph 3 of Accounting Guideline 11 “Enterprises in the Development Stage” (AcG-11) provides guidance on whether a cost centre is in development stage. A cost centre is defined as a geographic region within the boundaries of a country. In 2005 a review of the New Zealand operations has determined that the operations do not meet the requirements of AcG-11 as significant revenue has been earned historically. As a result of this a change in the treatment of the net proceeds of test production was made within the September 2005 quarter to record the net proceeds of test production and associated depletion (from of booking of proved reserves at 30 April 2005) within the Statements of Operations and Deficit. The September 2005 quarter opening retained deficit was restated from ($18,606,057) to ($18,309,452) to reflect the change being effective from January 1, 2005. In previous interim financial statements the net proceeds of test production had been offset against capitalised expenditure. The effect of this change on previous interim financial statements was as follows:

	As reported	As amended
Quarter ended March 31, 2005
Net loss for the period	(522,201)	(406,899)
Basic loss per share	$(0.03)	$(0.02)
Diluted loss per share	$(0.03)	$(0.02)
Quarter ended June 30, 2005
Net loss for the period	(1,038,862)	(857,559)
Basic loss per share	$(0.06)	$(0.05)
Diluted loss per share	$(0.06)	$(0.05)

There is no effect to reported net income or earnings per share for prior years. All comparative figures for the period ending June 30, 2005 have been changed to reflect this adjustment.

NOTE 4 - ACCOUNTS RECEIVABLE

Trade accounts receivable comprises the following categories:

	2006	2005
Trade receivables	623,698	317,544
Joint venture receivables	130,123	428,621
	753,821	746,165

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

June 30, 2006

NOTE 5 - PROPERTY AND EQUIPMENT

	Net Book	Additions/Transfers	Depreciation/Depletion	Net Book
	Value at			Value at
	December 31, 2005			June 30, 2006
Plant and equipment
Furniture and office equipment	139,234	196,095	(38,961)	296,368
Share of joint venture assets	400,770	538,291	(4,525)	934,536
Total plant and equipment	540,004	734,387	(43,486)	1,230,904

Oil and gas properties
Proved:
New Zealand	3,651,781	644,008	-	4,295,789
Total proved	3,651,781	644,008	-	4,295,789

Unproved:
New Zealand	4,910,912	2,471,019	-	7,381,932
Papua New Guinea	2,241,995	1,754,947	-	3,996,942
Total unproved	7,152,907	4,225,966	-	11,378,874

Total oil and gas properties	10,804,688	4,869,974	-	15,674,663

Total property and equipment	11,344,692	5,604,361	(43,486)	16,905,567

NOTE 6 - RELATED PARTY TRANSACTIONS

a)	Oil and Gas Properties

TAG Oil (NZ) Limited, a subsidiary of TAG Oil Ltd (“TAG”) participates in various joint ventures with the Company. TAG has principal shareholders in common with the Company and had a common director until January 31st, 2006.

The Company owns shares approximating 0.5% of issued capital in Rift Oil PLC, a company which participates in a joint venture with the Company. Throughout the period ending June 30, 2006 the Company has procured project management services from Rift Oil PLC.

b)	Other

Directors received total remuneration of $55,187 during the six months to June 30, 2006 (June 30, 2005: $29,570).

The Company paid a company which employed a former Director $1,605 during the six months to June 30, 2006 (June 30, 2005: $9,000) for financial services provided during the period prior to the resignation of the Director.

The Company paid the CEO (and Director) $95,629 for consultancy services provided during the period prior to the resignation of the Director.

The above-noted transactions were in the normal course of operations.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

June 30, 2006

NOTE 7 - COMMITMENTS AND CONTINGENCIES

a)	Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is committed to complete certain work programs. The Company’s management estimates that the commitments under various work programs are $8.9 million.

b)	Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

c)	Environmental Laws and Regulations

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 8 - COMMON STOCK

a)	Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

	Number
	of Shares	$
Balance at December 31, 2005	22,666,453	$43,499,296
Issued during the six months to June 30, 2006	78,334	104,215
Balance at June 30, 2006	22,744,787	43,603,510

During the six months ended June 30, 2006, the Company issued 78,334 common shares for cash proceeds of $97,918 as a result of the exercise of share options.

b)	Incentive Stock Options

The Company has established a stock option plan for the granting of options to employees and service providers. The plan was approved by shareholders on May 2, 2006 at the annual general meeting of the shareholders, and accepted by the TSX-V. The plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company (except in relation to optionees performing investor relations activities, whose options terminate within 30 days after ceasing to be associated), at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 18 months.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

June 30, 2006

The following stock options were outstanding at June 30, 2006:

Number	Type of Option	Date Fully	Number Vested	Exercise	Expiry
of Shares		Vested	June 30, 2006	Price per	Date
				Share

30,000	Vesting	April 15, 2004	30,000	$1.25	October 15, 2007
25,000	Vesting	April 15, 2005	25,000	$1.25	October 15, 2008
33,334	Vesting	July 25, 2006	-	$2.75	July 25, 2010
33,333	Vesting	July 25, 2007	-	$2.75	July 25, 2010
33,333	Vesting	July 25, 2008	-	$2.75	July 25, 2010
68,000	Vesting	December 1, 2006	-	$1.90	December 1, 2010
66,000	Vesting	December 1, 2007	-	$1.90	December 1, 2010
66,000	Vesting	December 1, 2008	-	$1.90	December 1, 2010
40,000	Vesting	January 1, 2007	-	$1.80	January 1, 2011
40,000	Vesting	January 1, 2008	-	$2.00	January 1, 2011
40,000	Vesting	January 1, 2009	-	$2.50	January 1, 2011
200,000	Vesting	January 31, 2007	-	$1.50	January 31, 2011
100,000	Vesting	January 31, 2008	-	$2.00	January 31, 2011
100,000	Vesting	January 31, 2009	-	$2.50	January 31, 2011
750,000	Vesting	February 2, 2006	750,000	$1.20	February 2, 2008
3,334	Vesting	February 2, 2007	-	$1.90	February 2, 2011
3,333	Vesting	February 2, 2008	-	$1.90	February 2, 2011
3,333	Vesting	February 2, 2009	-	$1.90	February 2, 2011

1,635,000			805,000

The weighted average exercise price for all options outstanding at June 30, 2006 is $1.65 (June 30, 2005: $1.27) . A total of 3,334 options were exercised during the June 30, 2006 quarter for total cash proceeds of $4,168.

The weighted average exercise price for options fully vested at June 30, 2006 is $1.20 (June 30, 2005: $1.06) .

The stock option compensation cost recognized as an expense for the six months to June 30, 2006 was $262,777 (June 30, 2005: $29,570). The fair value of each stock option grant on the date of grant is estimated using the Black-Scholes option-pricing model, amortized over the vesting period.

c)      Share Purchase Warrants

The Company had 2 million share purchase warrants outstanding at June 30, 2006.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

June 30, 2006

NOTE 9 - EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the six month periods ended June 30 2005 and 2006:

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2006	2005

Numerator: net loss for the period	(1,763,931)	(1,264,458)
a) Basic Denominator:
Weighted-average number of shares	22,730,928	18,512,409
Basic loss per share	($0.08)	($0.07)
b) Diluted Denominator:
Weighted-average number of shares	22,730,928	18,512,409
Basic loss per share	($0.08)	($0.07)

Stock options and share purchase warrants outstanding were not included in the computation of the diluted loss per share as the inclusion of such securities would be antidilutive.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

June 30, 2006

NOTE 10 - SEGMENTED INFORMATION

For six months to June 30, 2006:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	21,409	-	-	21,409
Interest	992	263,115	-	752	264,859
Total revenue	992	284,524	-	752	286,268

Loss	(660,130)	(377,105)	(296,253)	(430,443)	(1,763,931)

Total assets as
at June 30 2006	442	22,759,303	-	4,776,178	27,535,923

For six months to June 30, 2005:

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	-	737,635	-	-	737,635
Interest	1,875	209,419	-	-	211,294
Total revenue	1,875	947,054	-	-	948,929

Loss	(550,790)	(700,906)	(6,383)	(6,379)	(1,264,458)
Total assets as at
June 30 2005
	421,295	15,962,348	2,026	2,311,433	18,697,102

NOTE 11 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

NOTE 12 - SUBSEQUENT EVENTS

No events occurred subsequent to 30 June, 2006 which would have a material effect on these statements.